DECISION DIAGNOSTICS CORP.

2660 Townsgate Road, Suite 300

Westlake Village, CA 91361

March 18, 2019

VIA EDGAR

David Link

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Decision Diagnostics Corp.
Offering Statement on Form 1-A
File No. 024-10878

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, Decision Diagnostics Corp., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A (Reg. No. 024-10878), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), which originally was filed with the Securities and Exchange Commission (the “Commission”) on July 31, 2018.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement as the Company has decided not to pursue the offering due to market conditions. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Very truly yours,

/s/ Keith Berman
Keith Berman
Chief Executive Officer